

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2017

<u>Via E-mail</u>
Oh-Joon Kwon
Chief Executive Officer
POSCO
POSCO Center, 440 Teheran-ro, Gangnam-gu
Seoul, Korea 06194

   Re: POSCO
     Form 20-F for the Fiscal Year Ended December 31, 2016
     Filed April 27, 2017
     File No. 1-13368

Dear Mr. Kwon:

  We refer you to our comment letter dated September 20, 2017, regarding business contacts with Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ Cecilia Blye

      Cecilia Blye, Chief
      Office of Global Security Risk

cc: Pamela Long
    Assistant Director
    Division of Corporation Finance